FOR IMMEDIATE RELEASE:	August 14, 2009	PR09-17

Atna Resources Reports Second Quarter 2009 Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN) today reported unaudited financial results for the Company’s second quarter for the period ended June 30, 2009. Unless otherwise designated all amounts are in Canadian dollars.

Highlights:

•
During the second quarter a total of 2,966 ounces of gold were produced at the Briggs Mine, of which 1,955 was sold at an average gold price of US$936. Revenue from the second quarter was credited against capitalized costs as the mine continued to be in development.

•	Gold production from Briggs totaled 1,756 ounces in the month of July and ramp-up of production to an annualized rate of 40,000 ounces will continue throughout 2009.
•	Capital expenditures on the re-start of operations at Briggs totaled US$14.6 million as of June 30, 2009.
•	A new estimate of gold mineralization at Briggs, based on recent drilling, resulted in an 11 percent increase in the measured and indicated resource and a 34 percent increase in the inferred resource.
•
The Bureau of Land Management has advised Atna that it has written a record of decision and finding of no significant impact for the Reward gold project which is currently in the approval process within the agency.

•
Pinson Mining Company, a subsidiary of Barrick Gold, has advised the joint venture that the open pit option for Pinson is not viable. The joint venture is discussing other alternatives for the project.

Financial Results:

At June 30, 2009, cash and short term investments totaled $4.9 million, which represented a net decrease of $6.6 million during the quarter. The net decrease was due primarily to $2.6 million of cash used in operating activities and $3.6 million used in development and leasing activities at the Briggs Mine.

For the three months ended June 30, 2009, Atna recorded a net loss of $2.3 million, or a basic loss per share of $0.03, on revenues of nil. For the six months ended June 30, 2009, Atna recorded a net loss of $3.2 million, or a basic loss per share of $0.04, on revenues of nil as all revenue continued to be credited against capital expenditures at Briggs. Revenues from gold sales during the second quarter were credited against capitalized costs. This compares to a net loss of $1.5 million, or a basic loss per share of $0.02, on revenues of $0.2 million for the three months ended June 30, 2008 and a net loss of $2.5 million, or a basic loss per share of $0.03, on revenues of $0.2 million for the six months ended June 30, 2008.

Details of the $0.8 million total negative variance in the results between the second quarters of 2009 versus the second quarter of 2008 were as follows:

•
A positive variance of $0.4 million in general and administrative expenses was due primarily to a decrease in expenses related to merger costs incurred during the first half of 2008 and a strong attention to cost controls.

•	A negative variance of $0.4 million related to exploration expense at the Cecil R property.
•	A negative variance of $0.2 million due to a lower unrecognized gain on non-financial derivatives due to a higher gold price which decreased the fair market value of the gold hedges.
•	A negative variance of $0.3 million was recorded for changes in the foreign exchange.
•	Other small negative variances totaling $0.3 million resulted from a higher net interest expense, an increased loss on asset disposals, and other less significant items.

Briggs Mine:

The Company’s Briggs Mine began producing gold in May 2009 and sold 1,955 ounces of gold during the second quarter. Revenues from gold sales amounted to US$1.8 million, which were recorded as a credit against capitalized development costs for the quarter. Revenues are expected to trend higher during the next two quarters as the number of ore tons under leach increases resulting in increased gold production.

We expect third quarter gold production to increase from the first half of the year due to increased ore mining resulting from higher equipment utilization as working areas open up in the mine and increased ore supply becomes available. In addition, the mine is scheduled to add an additional crushing and mining shift during the fourth quarter to further increase production. A sixth haul truck was added to the fleet in early August. Continued increases in productivity during 2009 are expected to increase the production rate to the annualized rate of 40,000 ounces of gold by the end of the fourth quarter.

U.S. Trading Market:

Atna now has a market maker in the U.S. Over the Counter market (OTC) on the Pink Sheets “ATNAF”. On July 31st, 2009, a U.S. based Broker Dealer and Market Maker began quoting a bid and offer on the stock.  Pursuant to U.S. Securities Exchange Act of 1934 Rule 15c2-11, the stock may be quoted by another market maker after 30 days, making it eligible for multiple market makers on August 31st, 2009. T he Toronto Stock Exchange remains the primary trading market for Atna (TSX:ATN).

When comparing average daily volume in the U.S. prior to the U.S. Market Maker, the U.S. nine day average volume increased to 39,944 shares per day, compared to the nine day average of 9,700 shares before the U.S. market maker.

Conference Call:

Management will host a conference call on Monday August 17, 2009, at 1:00 pm Eastern, to discuss these results and general corporate and project activities. Participants in the US and Canada dial   (877) 559 – 1977, International callers dial (660) 422 – 4979. Please reference conference ID # 24975229.

A replay of the 2nd Quarter call will be available through midnight August 20, 2009 by dialing (800) 642-1687 or (706) 645-9291, reference conference ID # 24975229.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(Canadian dollars, Canadian GAAP basis)
(Unaudited)

	June 30,	December 31,
	2009	2008
BALANCE SHEETS
ASSETS
Current assets	$8,894,500	$ 21,800,400
Noncurrent assets	69,483,000	60,281,800
Total assets	78,377,500	82,082,200
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	5,445,400	3,669,100
Notes payable - long term	959,500	1,004,900
Noncurrent liabilities	6,216,400	5,238,900
Shareholders' equity	65,756,200	72,169,300
Total liabilities and shareholders’ equity	$78,377,500	$ 82,082,200

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
STATEMENTS OF OPERATIONS
Revenues	$-	$156,800	$-	$156,800
Cost of sales	-	150,000	-	150,000
Depreciation, depletion and amortization	47,300	31,300	89,400	59,300
General and administrative	955,800	1,307,300	1,930,600	2,154,000
Exploration	567,300	148,400	1,179,900	355,800
Other (income) expense, net	767,800	42,500	(1,400)	(107,700)
Net loss	(2,338,200)	(1,522,700)	(3,198,500)	(2,454,600)
Unrealized gains and losses on translating the financials
of self sustaining foreign operations	(5,378,000)	(381,600)	(3,236,400)	532,900
Unrealized loss on available for sale securities	(43,200)	(80,500)	(66,200)	(253,500)
Comprehensive income (loss)	(7,759,400)	(1,984,800)	(6,501,100)	(2,175,200)

Basic and dilutive loss per share	$(0.03)	$(0.02)	$(0.04)	$(0.03)
Basic and dilutive weighted-average shares outstanding	83,291,100	82,708,400	83,291,100	74,997,000

CASH FLOWS
Cash and cash equivalents, beginning of period	$11,228,800	$3,596,500	$20,349,700	$3,516,800
Effect of exchange rate changes on cash	(234,800)	36,200	52,600	61,800
Net cash used in operating activities	(2,577,100)	(1,969,500)	(5,658,000)	(2,809,600)
Net cash (used in) provided by investing activities	(3,254,700)	4,521,800	(9,353,900)	5,387,200
Net cash (used in) provided by financing activities	(298,100)	485,300	(526,300)	514,100
Cash and cash equivalents, end of period	$4,864,100	$6,670,300	$4,864,100	$6,670,300